Exhibit 2.2

CONDITIONS OF THE ACQUISITION AND THE SCHEME

The Acquisition and the Scheme will comply with the Irish Takeover Rules, the Irish Companies Act and, where relevant, any applicable requirements of the Exchange Act and the Nasdaq, and will be subject to the terms and conditions set out in this Announcement and to be set out in the Scheme Document. The Acquisition and the Scheme are governed by the Laws of Ireland.

Terms defined in Appendix II shall have the same meaning where used in this Appendix I.

Conditions to the Acquisition and the Scheme

The Acquisition and the Scheme will be subject to the following conditions:

1.

The Acquisition will be conditional upon the Scheme becoming Effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Irish Takeover Panel, or such later date as Mural and XOMA Royalty may, with the consent of the Irish Takeover Panel (if required), agree and (if required) the High Court may allow).

2.	The Scheme will be conditional upon:

2.1

the approval of the Scheme by a majority in number of the members of each class of Mural Shareholders representing at least 75 per cent. in value of the Mural Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting);

2.2	each of the Required EGM Resolutions being duly passed by the requisite majority of Mural Shareholders at the EGM (or any adjournment of such meeting) held no later than the End Date;

2.3

the sanction by the High Court (with or without material modification, but subject to any such modification being acceptable to each of XOMA Royalty and Mural), of the Scheme pursuant to Chapter 1 of Part 9 of the Irish Companies Act by no later than the End Date (the date on which the condition in this paragraph 2.3 is satisfied, the “Sanction Date”); and

2.4	delivery of an office copy of the Court Order to the Registrar of Companies within 7 days of the Sanction Date.

3.

XOMA Royalty and Mural have agreed that, subject to paragraph 4 of this Appendix I, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

General Regulatory and Anti-Trust / Competition

3.1

without limiting the foregoing, all required Clearances of any Governmental Entity under the Antitrust Laws of each Specified Jurisdiction, if any, shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Acquisition;

3.2

no (i) Law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order, judgment, or prohibition under any Antitrust Law by any relevant authority shall have been issued, made or enacted and shall continue to be in effect which would permanently make illegal, prohibit or prevent consummation of the Acquisition;

Termination of the Transaction Agreement

3.3

the Transaction Agreement not having been terminated as a consequence of any of the following events having occurred (such events (including that set out in the Condition in paragraph 3.4 below) being the events set out in the Transaction Agreement following the occurrence of which the Transaction Agreement may be terminated in accordance with its terms):

(a)	termination by either Mural or XOMA Royalty:

(i)

if the Acquisition is implemented by way of the Scheme, the Scheme Meeting or the EGM have completed and the Scheme Meeting Resolution or the Required EGM Resolutions, as applicable, are not approved by the requisite majorities of Mural Shareholders;

(ii)

if the Effective Time has not occurred by 5:00 p.m., New York City time, on the End Date, provided that the right to terminate the Transaction Agreement pursuant to clause 9.1(a)(i)(B) of the Transaction Agreement will not be available to a Party whose breach of any provision of the Transaction Agreement is the primary cause of the failure of the Effective Time to have occurred by such time;

(iii)

if the Acquisition is implemented by way of the Scheme, the Irish High Court declines or refuses to sanction the Scheme, unless both Mural and XOMA Royalty agree in writing within 30 days of such decision that the decision of the High Court will be appealed; or

(iv)

if an injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction has become final and non-appealable (provided that the right to terminate the Transaction Agreement under clause 9.1(a)(i)(D) of the Transaction Agreement will not be available to a Party whose breach of any provision of the Transaction Agreement has been the primary cause of such injunction);

(b)	termination by Mural:

(i)

if XOMA Royalty or Sub breaches or fails to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set out in the Transaction Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a failure of any Condition set out in paragraphs 1, 2, 3 or 5 of this Appendix I and (2) is not reasonably capable of being cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) 45 days following written notice by Mural thereof; or

(ii)

if, prior to obtaining the Mural Shareholder Approval, if (1) in accordance with clause 5.2 of the Transaction Agreement, the Mural Board shall have authorized Mural to terminate the Transaction Agreement under clause 9.1(a)(ii)(B) of the Transaction Agreement in response to a Mural Superior Proposal and (2) substantially concurrently with such termination, in accordance with clause 5.2 of the Transaction Agreement, a Mural Change of Recommendation shall have occurred and a definitive agreement providing for the consummation of such Mural Superior Proposal is duly executed and delivered by all parties thereto and, Mural pays XOMA Royalty the Reimbursement Amounts, or

(c)	termination by XOMA Royalty;

(i)

if Mural shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set out in the Transaction Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a failure of any Condition and (2) is not reasonably capable of being cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) 30 days following written notice by XOMA Royalty thereof; or

(ii)

if, prior to the receipt of the Mural Shareholder Approval, (x) a Mural Change of Recommendation shall have occurred or (y) Mural has breached (except in de minimis respects) any of its obligations under clause 5.2 of the Transaction Agreement that is not reasonably capable of being cured by the End Date or within 15 days following written notice by XOMA Royalty thereof; or

3.4	the Transaction Agreement not having been terminated by the mutual written consent of XOMA Royalty and Mural, subject to the consent of the Irish Takeover Panel (if required).

XOMA Royalty Waiver and Invocation of the Conditions

4.

XOMA Royalty, Sub and Mural have agreed that, subject to paragraph 6 of this Appendix I, XOMA Royalty’s obligation to effect the Acquisition will also be conditional upon the following matters having been satisfied (or, to the extent permitted by applicable Law, waived by XOMA Royalty) on or before the Sanction Date:

4.1

(a)

the representations and warranties of Mural set forth in clauses 6.2(a)-(c) (Qualification, Organisation, Subsidiaries, etc.), 6.2(d)-(e) (Capital), 6.2(i) (Corporate Authority Relative to the Transaction Agreement, No Violation), 6.2(k)(B) (No Violation of Organizational Documents) and 6.2(xxx) (Finders or Brokers), of the Transaction Agreement shall be true and correct, except for any de minimis inaccuracies, at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (or, if such representations and warranties are given as of another specific date, at and as of such date);

(b)

the representations and warranties of Mural set forth in the second sentence of clause 6.2(ff) (Absence of Certain Changes or Events) of the Transaction Agreement shall be true and correct in all respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date; and

(c)

the representations and warranties of Mural set forth in the Transaction Agreement (other than the representations and warranties referred to in sub-paragraphs (a) and (b) of this paragraph 4.1) (disregarding all qualifications and exceptions contained therein relating to materiality or Mural Material Adverse Effect) shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this paragraph 4.1(c) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Mural Material Adverse Effect;

4.2

Mural shall have in all material respects performed all obligations and complied with all covenants and agreements required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date;

4.3

From the date of the Rule 2.7 Announcement to the Sanction Date, there having not been any event, change, effect, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Mural Material Adverse Effect; and

4.4

Mural shall have delivered to XOMA Royalty a certificate, dated as of the Sanction Date and signed by an executive officer of Mural, certifying on behalf of Mural to the effect that the conditions set forth in paragraphs 4.1 and 4.2 have been satisfied.

Mural Waiver and Invocation of the Conditions

5.

XOMA Royalty, Sub and Mural have agreed that, subject to paragraph 6 of this Appendix I, Mural’s obligation to effect the Scheme and the Acquisition will also be conditional upon the following matters having been satisfied (or, to the extent permitted by applicable Law, waived by Mural) on or before the Sanction Date:

5.1

Each of the representations and warranties of XOMA Royalty and Sub set out in clause 6.1(a), 6.1(b), 6.1(c) and 6.1(d) of the Transaction Agreement having been true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall have been true and correct in all material respects as of such particular date);

5.2

Each of the other representations and warranties of XOMA Royalty and Sub set out in clause 6.1 of the Transaction Agreement having been true and correct (read for purposes of this paragraph 5.2 without any qualification as to materiality or XOMA Royalty Material Adverse Effect therein) in all respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall have been true and correct in all respects as of such particular date), except for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a XOMA Royalty Material Adverse Effect;

5.3

XOMA Royalty and Sub having performed and complied, in all material respects, with all of the covenants and agreements that the Transaction Agreement requires XOMA Royalty and/or Sub to perform or comply with prior to the Sanction Date; and

5.4	Mural having received a certificate from an executive officer of XOMA Royalty confirming the satisfaction of the conditions set out in paragraphs 5.1, 5.2 and 5.3.

Joint Waiver and Invocation of the Conditions

6.	Subject to the requirements of the Irish Takeover Panel:

6.1

XOMA Royalty and Mural reserve the right (but neither party shall be under any obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that no such waiver shall be effective unless agreed to by both parties);

6.2	XOMA Royalty reserves the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 4; and

6.3	Mural reserves the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 5.

Implementation by way of Takeover Offer

7.

XOMA Royalty and Sub reserve the right, subject to the prior written approval of the Irish Takeover Panel, to implement the Acquisition by way of a Takeover Offer in the circumstances described in and subject to the terms of clause 3.6 of the Transaction Agreement. Without limiting clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favorable to the Mural Shareholders (except for an acceptance condition set at 80 per cent. of the nominal value of the Mural Shares to which such an offer relates and which are not already in the beneficial ownership of XOMA Royalty so far as applicable) and Mural Equity Award Holders as those which would apply in relation to the Scheme.

Certain further terms of the Acquisition

8.

The Scheme will lapse unless it is Effective on or prior to the End Date (or such later date as Mural and XOMA Royalty may, subject to receiving the consent of the Irish Takeover Panel and the High Court, in each case if required, agree), provided that any Party whose wilful and material breach of any provision of the Transaction Agreement shall have prevented this condition from being satisfied shall be deemed to have waived the requirement that such Effectiveness occur prior to the End Date.

9.

If XOMA Royalty is required to make an offer for Mural Shares under the provisions of Rule 9 of the Irish Takeover Rules, XOMA Royalty may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.

10.

The availability of the Acquisition to persons who are not resident in Ireland or the United States may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of, or are otherwise resident in, any jurisdiction other than Ireland or the United States should inform themselves about and observe any applicable requirements.

11.

The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

12.	The Acquisition and the Scheme are, to the extent required by the Laws of Ireland, governed by the laws of Ireland.